FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2007
Commission File Number 1-11130
ALCATEL-LUCENT
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Press release

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent
Date: January 3, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel-Lucent completes its acquisition of Nortel’s UMTS radio access business
Paris, January 2, 2007 — Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced today that, after all regulatory approval have been met, the acquisition of Nortel’s UMTS radio access business (UTRAN) and related assets has been completed on December 31st, 2006. In recent weeks, the two companies have achieved a number of significant milestones, the most important being the signature of the definitive agreement on December 4th, 2006.
Nortel received a closing cash payment of US$ 320 million less significant deductions.
With this acquisition, one in four UMTS operators — about 40 customers around the world — use Alcatel-Lucent UMTS solutions. Together with strengthened R&D and a broad products and solutions portfolio, Alcatel-Lucent is now uniquely positioned to lead the network technological evolutions from 3G to 4G — relying on its OFDMA, SDR and MIMO* expertise — to address the customers’ needs of today and tomorrow while realizing economies of scale.
“This acquisition will enable the development teams to leverage additional capabilities from the integration into the broader Alcatel-Lucent and we count on the focus of the teams to deliver superior performance in the UMTS domain going forward”, said Vivek Badrinath, France Telecom Group EVP Information Technology Networks & product Support.
Commenting on the deal, Boris Nemsic, CEO of mobilkom austria said, “we count on Alcatel-Lucent to serve the needs of mobilkom group moving forward”.
“Our customers will clearly benefit from the high value this acquisition brings, and the pre-integration work has progressed very well. Our combined expertise and portfolios will enable us to deliver the most compelling UMTS offer for our customers, allowing them to provide their subscribers with innovative and high-speed 3G services. Our aim is to achieve the optimum combination of Alcatel-Lucent and Nortel’s technologies, with minimum customer disruption. We are well positioned to capture the UMTS market growth opportunity,” said Mary Chan, President of Alcatel-Lucent’s wireless activities.
With its undisputable wireless technology portfolio, encompassing CDMA/EV-DO, UMTS/HSPA, GSM/EDGE and WiMAX, Alcatel-Lucent is the only player positioned to craft 4G, taking the best from all technologies, to shape the future and deliver mobile broadband for all.

* OFDMA: Orthogonal Frequency Division Multiple Access
SDR: Software Defined Radio
MIMO: Multiple Input — Multiple Output
About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With 79,000 employees and operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved proforma combined revenues of Euro 18.6 billion in 2005, and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities to be transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: +1908-582-7793	debono@alcatel-lucent.com
SAFE HARBOR FOR FORWARD LOOKING STATEMENTS
Some information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the benefits and synergies of the completed UMTS radio access business (UTRAN) transaction and other statements about Alcatel-Lucent managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Alcatel-Lucent, as well as Alcatel-Lucent’s future performance and the industries in which Alcatel-Lucent operates, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements.